September 9, 2019

William Bollander
Chief Executive Officer
GH Capital Inc.
200 South Biscayne Blvd., Suite 2790
Miami, FL 33131

       Re: GH Capital Inc.
           Form 8-K
           Filed August 21, 2019
           File No. 000-55798

Dear Mr. Bollander:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 21, 2019

General

1. Please revise your current report on Form 8-K to provide the information required by Item
      2.01(f) of Form 8-K and the related financial information required by
Item 9.01 of Form
      8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Bollander
GH Capital Inc.
September 9, 2019
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameWilliam Bollander
                                                         Division of
Corporation Finance
Comapany NameGH Capital Inc.
                                                         Office of Information
Technologies
September 9, 2019 Page 2                                 and Services
FirstName LastName